Anthony McKiernan

Chief Financial Officer

MBIA Inc.

1 Manhattanville Road, Suite 301, Purchase, NY 10577

Tel. (914) 765-3611

Anthony.Mckiernan@mbia.com

www.mbia.com

March 20, 2019

VIA EDGAR

Ms. Christine Torney and Mr. Jim Rosenberg

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MBIA Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 1, 2018

File No. 001-09583

Dear Ms. Torney and Mr. Rosenberg:

MBIA Inc. (“MBIA”, the “Company”, “we”, or “our”) is pleased to respond to your letter dated March 6, 2019 in which the Staff of the Division of Corporation Finance (the “Staff”) provided a comment to our letter dated December 4, 2018. For your convenience, we have reproduced the Staff’s comment followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Adjusted Book Value, page 36

SEC Comment:

1.

We believe your exclusion of MBIA Corp. negative book value from your adjusted book value per share non-GAAP measure is not appropriate. Please refer to answer to question 100.04 of the Staff’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations that indicates that “Other measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G.” Please confirm to us that, in future filings and earnings releases, your adjusted book value per share will not exclude the negative book value of MBIA Corp.

MBIA Response:

We confirm that in future filings and earnings releases, we will not present non-GAAP adjusted book value per share excluding MBIA Corp. As discussed with the Staff, including the book value of MBIA Corp. in adjusted book value per share results in a measure that is inconsistent with the measure used by management and certain investors and analysts to assess performance and value. As such, we have decided to no longer present non-GAAP adjusted book value per share, but rather provide GAAP consolidated book value per share and the individual adjustments used by management in order to allow investors and analysts to continue to calculate management’s internal measure.

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I hope you find our response helpful in your review of our filing on Form 10-K. Please feel free to contact me at 914-765-3611 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ Anthony McKiernan

Anthony McKiernan